Exhibit 99.4

CONSENT OF TECHNICAL REPORT AUTHOR

Reference is made to the technical report entitled “NI 43-101 Technical Report, Veris Gold Corp., Jerritt Canyon Property, Elko County, Nevada”, dated July 11, 2013, which the undersigned has prepared (the “Technical Report”). The undersigned hereby consents to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-184496), as amended or supplemented, of Veris Gold Corp, of the extracts from, or summaries of, the Technical Report.

/s/ Michele White
Michele White, CPG
August 7, 2013